                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K

 [X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934



                                GOLDCORP INC.
                     -----------------------------------
            (Exact name of registrant as specified in its charter)


                       COMMISSION FILE NUMBER 1-12970


         PROVINCE OF ONTARIO                         98770100
---------------------------------       ------------------------------------
  (State of other jurisdiction of       (I.R.S. Employer Identification No.)
  incorporation or organization)


                         SUITE 2700, 145 KING STREET WEST
                         TORONTO, ONTARIO, CANADA M5H 1J9

                                (416) 865-0326
              (Registrant's telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                                 Form 20-F [ ]  Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the Securities Exchange Act of 1934.

                                                           Yes [ ]     No [X]

GOLDCORP INC.
-------------------------------------------------------------------------------

Suite 2700, 145 King Street West                       Telephone (416) 865-0326
Toronto, Ontario  M5H 1J8 Canada                       Facsimile (416) 361-5741
                                                     Website:  www.goldcorp.com
                                                      Email:  info@goldcorp.com




                                            NEWS RELEASE

Toronto, Canada
May 24, 2000

                           2000 FIRST QUARTER RESULTS

(ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)

LIQUIDITY MEASURES -- ABILITY TO DELIVER


                                                                        As at                 As at
                                                                    March 31,          December 31,
                                                                         2000                  1999
                                                              -----------------         -----------
                                                                   (IN MILLIONS OF U.S. DOLLARS)
Working capital                                                   $      44.1           $      55.8
Cash and short-term investments                                          40.9                  46.8
Debt                                                                      NIL                   NIL
Gold production sold forward (hedging)                                    NIL                   NIL


FINANCIAL RESULTS -- QUANTIFYING EFFORT


                                                                           Three months ended
                                                                                March 31,
                                                                         2000                  1999
                                                                  ----------------      ----------------
                                                                (IN MILLIONS  OF U.S. DOLLARS, EXCEPT PER
                                                                      SHARE AND  PER OUNCE AMOUNTS)

Cash flow from operations                                         $     7.2             $     (2.5)
    Per share                                                           0.09                  (0.04)

Earnings                                                                0.0                    0.1
    Per share                                                           0.00                   0.00

Earnings from operations                                               (0.7)                   0.5

Revenues                                                               10.4                   11.6

Goldcorp Inc. - 2000 First Quarter Results                               Page 2
-------------------------------------------------------------------------------


OVERVIEW - YEAR TO DATE

Dear Shareholders:

Our first quarter and subsequently has been full of positive news. Here are the top seven items.

HIGHER GOLD VALUES

The initial gold assay values from mining the High Grade Zone were 20% better than expected and 3 times higher than the values used to calculate our gold reserves, annual gold production and cost to produce an ounce of gold. Please note, it is much too early to say if these numbers apply to our entire reserve base, but these preliminary values are nevertheless very encouraging. For full details, see our March 29th press release.

CONSTRUCTION ON SCHEDULE

The construction of our "NEW" Red Lake Mine is proceeding as planned. We are scheduling to pour our first gold bar in early August and commercial is forecast to begin in mid November. There are currently 200 construction workers on site on a daily basis. The processing plant construction work is now concentrating on equipment installation and electrical. The main thrust underground is on ramp access and ore development.

STRIKE OVER, UNION GONE

On April 21st the labour strike was over and surprisingly the union recommended and approved their own de-certification. That means, our NEW Red Lake Mine is now a union free environment; which will give us the ability to utilize 21st Century technologies faster.

INTERNET EXPLORATION

On March 6th, we launched the world's first internet based exploration gold rush called "The Goldcorp Challenge". Its purpose is to accelerate our exploration efforts and identify the location(s) of the next 6 million ounces of gold on our Red Lake Mine property. It has been well received. We have received over 200,000 hits on the Challenge web site and there are 1,100 registrants from 43 countries.

OPERATIONS

Although Earnings from Operations were negative, approximately $0.01 per share, the Wharf Mine put in a good quarter, more gold at the same cost per ounce. Our industrial mineral operations were the cause of the loss, Saskatchewan Minerals had a poor quarter and we no longer have a contribution from Havelock Lime, which was sold on December 31, 1999.

Goldcorp Inc. - 2000 First Quarter Results                               Page 3
-------------------------------------------------------------------------------


MANAGEMENT ADDITIONS

We strengthened our senior management team with the promotion of John Begeman, our General Manager of the Wharf Mine to Vice President, Western Operations and hired Eduardo Montana as our Chief Information and Technology Officer.

INDUSTRY AWARDS

On February 24th, Goldcorp marketing efforts were recognized by Investor Relations Magazine. This international publication selects winners of its prestigious annual Canada Awards for excellence in investor relations, based on the input from institutional investors and research analysts. Goldcorp was the category winner for the Best Investment Community Meetings for companies of under $1 billion market capitalization.

OUTSTANDING SERVICE

Special mention is needed to acknowledge the tremendous effort, patience, and diplomacy shown by our Red Lake Mine manager, Dennis Brown during the 46 month long strike. In addition, all of our Red Lake staff deserve our appreciation for pushing our mine towards production during this difficult period.

I encourage all shareholders attending our upcoming Annual Meeting, on June 1st, to give Dennis a rousing round of applause when he is introduced.

Sincerely,


Robert R. McEwen
Chairman and Chief Executive Officer


-------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Goldcorp Inc. - 2000 First Quarter Results                               Page 4
-------------------------------------------------------------------------------

OPERATIONAL SUMMARY

GOLD - WHARF MINE

Cash production cost per ounce and ounces produced are on target to meet budget. Production revenue is unhedged. The projected 2000 production from the Wharf Mine is 110,000 ounces at a cash production cost, including royalties and severance taxes, of $212 per ounces.



                                                                           Three months ended
                                                                                March 31,
                                                                         2000                  1999
                                                                  -----------           -----------

   Tons of ore mined (000S)                                             1,139                   979
   Tons of waste removed (000S)                                         2,654                 2,145
   Ratio of waste to ore                                               2.33:1                2.19:1
   Tons of ore processed (000S)                                           947                 1,062
   Average grade of gold processed (OUNCES PER TON)                     0.030                 0.030
   Gold production (OUNCES)                                            23,801                22,224
   Operating cost per ounce
       Cash production cost                                           $   199               $   199
       Royalties and severance taxes                                       17                    18
                                                                  -----------           -----------
     Total cash costs                                                     216                   217
       Non-cash costs                                                      18                    17
                                                                  -----------           -----------
   Total operating cost                                               $   234               $   234
                                                                  -----------           -----------
                                                                  -----------           -----------


INDUSTRIAL MINERALS OPERATION - SASKATCHEWAN MINERALS


                                                                           Three months ended
                                                                                March 31,
                                                                         2000                  1999
                                                                  -----------           -----------
                                                                   (IN MILLIONS  OF  U.S. DOLLARS)
Revenues                                                          $       3.1           $       3.2
Operating profit                                                          0.3                   0.8
Operating cash flow                                                       0.4                   1.0

The decline in operating results was due to lower product prices adversely impacting profit margins. The lower prices are the result of a sodium sulphate market that continues to be oversupplied.

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three months ended March 31, 2000.

Goldcorp Inc. - 2000 First Quarter Results                               Page 5
-------------------------------------------------------------------------------


GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)


                                                                           As at              As at
                                                                       March 31,       December 31,
                                                                            2000               1999
                                                                ----------------    ---------------
                                                                     (UNAUDITED)
ASSETS

CURRENT ASSETS
    Cash and short-term investments                             $         40,866    $        46,847
    Gold bullion inventory                                                   316                601
    Accounts receivable                                                    5,644              5,658
    Income taxes receivable                                                                   1,079
    Marketable securities                                                  4,890              4,696
    Inventories                                                            5,588              5,432
    Future income taxes                                                      797                803
    Prepaid expenses                                                         767                843
                                                                ----------------    ---------------
                                                                          58,868             69,959

MINING INTERESTS, NET                                                    118,584            107,335
DEPOSITS FOR RECLAMATION COSTS                                             5,218              5,070
OTHER ASSETS                                                                 374                376
                                                                ----------------    ---------------

                                                                $        183,044    $       178,740
                                                                ================    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                    $         11,003    $        10,113
    Taxes payable                                                          3,726
                                                                ----------------    ---------------
                                                                          14,729             10,113
                                                                ----------------    ---------------
PROVISION FOR RECLAMATION COSTS
    AND OTHER LIABILITIES                                                  7,522              7,254
                                                                ----------------    ---------------
FUTURE INCOME TAXES (note 2)                                              14,484             14,477
                                                                ----------------    ---------------

SHAREHOLDERS' EQUITY
    Capital stock (note 4)                                               134,234            133,909
    Contributed surplus                                                    5,569              5,569
    Cumulative translation adjustment                                     (2,099)            (1,175)
    Retained earnings (note 2)                                             8,605              8,593
                                                                ----------------    ---------------
                                                                         146,309            146,896
                                                                ----------------    ---------------

                                                                $        183,044    $       178,740
                                                                ================    ===============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 2000 First Quarter Results                               Page 6
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                                               Three months ended
                                                                                        March 31,
                                                                                2000         1999
                                                                         -----------  -----------
Revenues
   Gold bullion                                                          $     7,293  $     6,623
   Industrial minerals                                                         3,073        5,001
                                                                         -----------  -----------
                                                                              10,366       11,624
                                                                         -----------  -----------
Expenses
   Operating                                                                   8,890        9,410
   Corporate administration                                                      969          788
   Depreciation, depletion and reclamation                                     1,067          787
   Exploration                                                                   186          145
                                                                         -----------  -----------
                                                                              11,112       11,130
                                                                         -----------  -----------
Earnings (loss) from operations                                                 (746)         494
                                                                         -----------  -----------

Other income (expense)
   Interest and other income                                                   1,223          526
   Increase in provision for decline in value
     of marketable securities                                                                (713)
                                                                         -----------  -----------
                                                                               1,223         (187)
                                                                         -----------  -----------

Earnings before taxes                                                            477          307
Income and mining taxes (note 2)                                                 465          205
                                                                         -----------  -----------

Earnings for the period                                                  $        12  $       102
                                                                         ===========  ===========

Earnings per share                                                       $      0.00  $      0.00
                                                                         ===========  ===========

Weighted average number of shares outstanding (000's)
   Basic                                                                      78,067       70,019
                                                                         ===========  ===========
   Fully diluted                                                              84,921       74,843
                                                                         ===========  ===========




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 2000 First Quarter Results                               Page 7
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS)


                                                                               Three months ended
                                                                                        March 31,
                                                                                 2000        1999
                                                                           ----------  ----------
Cash provided by (used in)
Operating activities
   Earnings for the period                                                 $       12  $      102
   Items not affecting cash
     Depreciation, depletion and reclamation                                    1,067         787
     Increase in provision for decline in value
       of marketable securities                                                               713
     Future income taxes                                                          109        (251)
     Other                                                                        (56)       (651)
                                                                           ----------  ----------
                                                                                1,132         700
   Change in non-cash operating working capital                                 6,024      (3,192)
                                                                           ----------  ----------
Net cash provided by (used in) operating activities                             7,156      (2,492)
                                                                           ----------  ----------

Investing activities
   Mining interests                                                           (12,741)     (3,703)
   Purchases of marketable securities                                            (328)
   Increase in deposits for reclamation costs                                    (132)       (502)
   Other                                                                                      171
                                                                           ----------  -----------
Net cash used in investing activities                                         (13,201)     (4,034)
                                                                           ----------  ----------


Financing activities
   Issue of capital stock, net                                                    325       6,679
                                                                           ----------  ----------
Net cash provided by financing activities                                         325       6,679
                                                                           ----------  ----------
Effect of exchange rate changes on cash                                          (261)         37
                                                                           ----------  ----------
Increase (decrease) in cash and
   short-term investments                                                      (5,981)        190
Cash and short-term investments
   at beginning of period                                                      46,847       9,348
                                                                           ----------  ----------
Cash and short-term investments
   at end of period                                                        $   40,866  $    9,538
                                                                           ==========  ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 2000 First Quarter Results                               Page 8
-------------------------------------------------------------------------------


GOLDCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   GENERAL

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1999. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.   CHANGE IN ACCOUNTING POLICY

     In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, "Accounting for Income Taxes". The standard requires a change from the deferred method of accounting for income taxes under Handbook Section 3470, Corporate Income Taxes, to the asset and liability method of accounting for income taxes. Under the asset and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

     The company has adopted Section 3465 for the first quarter ended March 31, 2000, and has retroactively restated the 1999 results. The retained earnings as at December 31, 1999 have been decreased by $573,000 as a result of this change. The following summarizes the impact of applying
     Section 3465 on net income and earnings per share for the first quarter ended March 31, 1999.


                                                                                  March 31,
                                                                                    1999
                                                                                   -------
                                                                                   (000'S)
     Net Income, as previously reported                                            $    88
     Effect of Section 3465                                                             14
                                                                                   -------
     Net Income, as restated                                                        $  102
                                                                                    ------

Goldcorp Inc. - 2000 First Quarter Results                               Page 9
-------------------------------------------------------------------------------


3.   SUBSEQUENT EVENT

     On April 21, 2000, an agreement was reached between the Company and the Union at the Red Lake Mine to end the 46 month strike. The Union has agreed it will no longer represent employees at the Company's operations in Red Lake in return for a severance package for the 186 striking employees totalling approximately Cdn$9.0 million and job offers to a minimum of 45 former unionized employees when the mine reopens. The Company will record the cost of the severance package as a charge to income in the second quarter.


4.   CAPITAL STOCK

     At April 30, 2000, the Company had a total of 86,161,000 shares outstanding on a fully diluted basis. Included in this amount is 4,331,000 Class A stock options and 6,000,0000 one-half share purchase warrants to acquire 3,000,000 Class A shares.


-------------------------------------------------------------------------------

For further information, please contact:
Robert R. McEwen
Chairman and Chief Executive Officer
Telephone: (416) 865-0326

CORPORATE OFFICE:                              TRANSFER AGENT AND REGISTRAR:

145 King Street West                           Montreal Trust Company of Canada
Suite 2700                                     151 Front Street West
Toronto, Ontario                               Suite 800
Canada    M5H 1J8                              Toronto, Ontario
Telephone:     (416) 865-0326                  Canada   M5J 2N1
Facsimile:     (416) 361-5741                  Telephone:    (416) 981-9500
General enquires:  (800) 813-1412              Facsimile:    (416) 981-9800
(Canada and United States)                     Enquiries regarding shares, lost
                                               certificates, change of address
                                               and other matters: (800) 663-9097

email:  info@goldcorp.com
website:  www.goldcorp.com
Stock Symbols:
TSE  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG")


                                      -30-